UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for April, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | RETIREMENT OF CHAIRMAN AND LEAD
INDEPENDENT DIRECTOR AND APPOINTMENT OF DIRECTOR AND CHAIRMAN
DESIGNATE

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol or the Company)

RETIREMENT OF CHAIRMAN AND LEAD INDEPENDENT DIRECTOR AND
APPOINTMENT OF DIRECTOR AND CHAIRMAN DESIGNATE

After serving as a member of the board of directors of Sasol (the Board) for 16 years, more than 5 of which as the Chairman of the Board, Dr Mandla Gantsho informed the Board that he will retire from the Board with effect from the conclusion of Sasol’s annual general meeting (AGM) on 22 November 2019.

Mr Njeke said: “On behalf of the Board, I express our sincere appreciation to Mandla for his valued leadership of the Board for more than five years and his contribution to
Sasol for 16 years. Mandla has led Sasol through up and down global and local economic cycles as well as the execution of large capital projects that have faced challenges while clearly presenting strategic opportunities for the Company’s growth.
He enabled the Board to adopt decisive positions in the identification of strategic options to ensure the Company remains resilient and well positioned for growth in the near- to long-term future. Mandla will leave behind a company that is well-
positioned to deliver shareholder value against its targets after the commissioning of the last of the downstream chemical units of the Lake Charles Chemicals Project in
January 2020.”

Mr Sipho Nkosi will join the Board on 1 May 2019 as independent non-executive director and chairman designate to succeed Dr Gantsho at the conclusion of the
AGM on 22 November 2019. He will also serve on the Nomination and Governance
Committee (the NGC) and will succeed Dr Gantsho as chairman of the NGC on
22 November 2019.

Mr Nkosi holds a BCom degree from the University of Zululand, a BCom (Econ)
(Hons) degree from Unisa and an MBA from the University of Massachusetts. He brings over 36 years’ experience in the South African resources industry, with his last role prior to retirement being the Chief Executive Officer of Exxaro Resources from 2006 to 2016. He has extensive experience in the operational, financial, logistics and marketing areas of the resources sector, and more specifically in the energy and coal sectors, both locally and internationally.

Dr Gantsho said: "I am pleased to hand over the reins to a person of Sipho’s calibre and I am confident that he will provide the necessary direction and leadership in an exciting chapter of Sasol’s history. He will continue to be supported by a strong
Board comprised of a diversity of skills and experience.”

In addition, Mr JJ Njeke has indicated that he will retire as a director of Sasol with effect from the conclusion of the AGM on 22 November 2019. Mr Njeke was appointed as a director and member of the Audit Committee in February 2009 and became the Board’s Lead Independent Director on 1 May 2018. In this latter capacity, he has overseen the succession process for the Chairman of Sasol.

Dr Gantsho said: “I would like to thank JJ for his contribution to Sasol over more than a decade, in particular as a member of the Audit Committee and lately as the Lead
Independent Director. We are most grateful for the leadership he provided to the execution of the Chairman’s succession plan.”

An announcement regarding the appointment of a new lead independent director, as well as other appointments to Board committees, will be made at the appropriate time.

11 April 2019
Sandton

Sponsor:
Merrill Lynch South Africa (Pty) Ltd

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 April 2019
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary